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                                                                       Exhibit 8

May 9, 2001



Mr. Joe Barrow
Chief Financial Officer
M.S. Carriers, Inc.
3171 Directors Row
Memphis, TN  38131


Pursuant to your request, this letter provides our opinion concerning certain federal income tax consequences that would arise from the consummation of the proposed acquisition by Swift Transportation Co., Inc. ("Swift") of M.S. Carriers, Inc. ("M.S. Carriers") by merging Sun Merger, Inc., ("Merger Sub") with and into M.S. Carriers (the "Merger"). The Merger is pursuant to the Agreement and Plan of Merger dated December 11, 2000 (the "Merger Agreement") among Swift, Merger Sub and M.S. Carriers. We are rendering our opinion in accordance with Section 6(b)(xvi) of the Merger Agreement. Except as otherwise noted, capitalized terms contained herein shall have the same meaning given to such terms in the Documents as such term is defined below.

In providing this analysis, we have reviewed and relied upon the following (collectively referred to as the "Documents"): (1) the Merger Agreement; (2) the Statements of Facts and Representations received from the management of Swift and M.S. Carriers ("Statement of Facts"); and (3) the Amended Registration Statement on Form S-4, Registration No. 333-59250, as filed by Swift with the Securities and Exchange Commission (the "SEC") on May 9, 2001 (the "Registration Statement").

You have represented to us that the Documents provide an accurate, true and complete description of the facts and circumstances concerning the Merger, the copies provided to us are accurate, and the signatures are genuine. We have made no independent determination regarding such facts and circumstances and, therefore, have relied upon the Documents with regard thereto for purposes of this letter. Any changes to such Documents may adversely affect the analysis provided herein.

We have assumed that (i) the Merger will be consummated in accordance with the Merger Agreement as described in the Registration Statement (including satisfaction of all covenants and conditions to the obligations of the parties without amendment or waiver thereof), and (ii) each of Swift, Merger Sub and
M.S. Carriers will report the Merger on its respective federal income tax return in a manner consistent with the opinions set forth herein and otherwise comply with all applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code") and Treasury Regulations (the "Regulations") promulgated thereunder. References to "Sections" below refer to sections of the Code or Regulations. No ruling has been or will be sought from the Internal Revenue Service (the "Service") as to the federal income tax consequences of the Merger.
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M.S. Carriers, Inc.                                                  May 9, 2001


                               STATEMENT OF FACTS

The following represents a summary of facts represented to us by the management of Swift and/or M.S. Carriers, or as provided in the Documents.

SWIFT

Swift (NASDAQ: SWFT) is the third largest publicly traded national truckload carrier in the United States. Swift operates primarily throughout the continental United States, combining strong regional operations with a transcontinental van operation. The principal types of freight transported by Swift include retail and discount department store merchandise, manufactured goods, paper products, non-perishable food, beverages and beverage containers and building materials.

Swift is an Nevada corporation headquartered in Arizona. The authorized capital stock of Swift consists of 150,000,000 shares of voting common stock ("Swift Common Stock"), of which approximately 63,260,791 shares were outstanding on December 11, 2000, and 1,000,000 shares of preferred stock. As of December 11, 2000, there were outstanding stock options to purchase 5,001,102 shares of Swift Common Stock under Swift's stock option plans ("Swift Stock Options"). In addition, 2,917,850 shares of Swift Common Stock are held in the treasury of Swift. According to the Registration Statement, Swift currently has no plans to issue any shares of preferred stock.

MERGER SUB

Merger Sub, a Tennessee Corporation, is a wholly owned subsidiary of Swift. Merger Sub was formed solely for the purpose of engaging in the Merger and will not engage in any business activities other than matters incident to its organization and to the Merger Agreement. Immediately after the Merger, Swift will be the sole shareholder of M.S. Carriers, the surviving corporation, and will own all of the issued and outstanding shares of M.S. Carriers common stock.

M.S. CARRIERS

M.S. Carriers, headquartered in Memphis, Tennessee, is an irregular route, truckload carrier transporting a wide range of commodities throughout the United States, and between the United States and the provinces of Ontario and Quebec, Canada. M.S. Carriers also provides interline service to and from Mexico. Its primary traffic flows are between the Middle South and the Southwest, Midwest, Central States, Southeast and Northeast. The principal types of freight transported are packages, retail goods, non-perishable foodstuffs, paper and paper products, household appliances, furniture and packaged petroleum products. M.S. Carriers also provides logistics services.

M.S. Carriers (NASDAQ: MSCA) is a publicly traded Tennessee corporation. M.S. Carriers' authorized capital stock consists of 20,000,000 shares of voting common stock ("M.S. Carriers Common Stock"), of which 11,150,001 shares were issued and outstanding on December 11,
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M.S. Carriers, Inc.                                                  May 9, 2001


2000. As of January 31, 2001, there were outstanding stock options to purchase 1,876,500 shares of M.S. Carriers Common Stock under M.S. Carriers' option plans and/or other employee stock option agreements ("M.S. Carriers Stock Options").

PROPOSED TRANSACTION


Under the terms of the Merger Agreement, Swift will acquire all of the stock of M.S. Carriers by way of a merger of Merger Sub with and into M.S. Carriers, with M.S. Carriers surviving. As a result of the Merger, M.S. Carriers will be a wholly-owned subsidiary of Swift. In the Merger, M.S. Carriers Common Stock will be exchanged for Swift Common Stock. Under the terms of the Merger Agreement, each share of M.S. Carriers Common Stock will be converted automatically into the right to receive one and seven tenths (1.7) fully paid and nonassessable shares of Swift Common Stock. Fractional shares of Swift Common Stock will not be issued; instead an amount of cash will be paid (rounded down to the nearest whole cent and without interest) equal to the product of such fractional part of a share of Swift Common Stock multiplied by the average closing price per share of Swift Common Stock (rounded to the nearest cent) on the Nasdaq National Market for the ten (10) trading days ending on the date two (2) trading days immediately prior to (and excluding the date of) the Effective Time (as defined in the Merger Agreement).


Although M.S. Carriers Stock Options are assumed to not exist for purposes of calculating the conversion of shares of M.S. Carriers Common Stock into shares of Swift Common Stock, M.S. Carriers Stock Options are in fact outstanding, and will be converted into options to acquire Swift Common Stock. Under the terms of the Merger Agreement, each M.S. Carriers Stock Option shall, at the Effective Time, be assumed by Swift automatically and without further action, in accordance with the Merger Agreement. Each outstanding M.S. Carriers Option assumed by Swift under the Merger Agreement shall continue to have, and be subject to, the same terms and conditions set forth in the M.S. Carriers Stock Option Plans, option agreements thereunder, and other relevant documentation immediately prior to the effective date of the Merger. However, such outstanding M.S. Carriers Stock Options will be exercisable solely for that number of whole shares of Swift Common Stock equal to the product of the number of M.S. Carriers shares that were purchasable under such outstanding M.S. Carriers Stock Options immediately prior to the Effective Date, multiplied by 1.7, and rounded down to the nearest whole number of Swift shares. The per share exercise price for the Swift shares to be issued upon exercise of such assumed outstanding M.S.
Carriers Stock Options will be equal to the quotient determined by dividing the exercise price per share of M.S. Carriers shares at which such outstanding M.S. Carriers Stock Option was exercisable immediately prior the Effective Date by 1.7, and rounding the resulting exercise price up to the nearest whole cent; provided, however, that in the case of any option to which Section 421 applies by reason of its qualification under Section 422 ("incentive stock options"), the option price, number of shares purchasable pursuant to such option, and terms and conditions for exercise of such option shall be determined in accordance with the method set forth above unless use of such method will not preserve the status of such options as incentive stock options. In such a case, the manner of determination shall be adjusted in a manner that complies with
Section 424(a) and results in the smallest modification in the economic values that would be achieved by the holder pursuant to the method
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M.S. Carriers, Inc.                                                  May 9, 2001


set forth above. Notwithstanding any of the foregoing provisions, if use of the above methods would disqualify the Merger as a "pooling of interests" for financial accounting purposes, then such methods will be adjusted to the extent necessary to preserve such accounting treatment.

                                BUSINESS PURPOSE

Swift has stated that it is undertaking the Merger for a valid business purpose. Among the reasons listed by Swift for undertaking the Merger are the following:

         - the addition of M.S. Carriers' strength in the eastern United States to Swift's presence will enable the combined companies to offer increased capacity to customers, reduce empty miles and improve productivity;

         - the combination fits Swift's business strategy by combining Swift's Canadian and Mexican operations with the operations of M.S. Carriers in those two countries;

         - significant cross-marketing opportunities will be available due to little overlap among the companies' top customer accounts; and

         - M.S. Carriers' investments in technology can be leveraged over the combined revenue base of the companies by capitalizing on hardware and core software systems.

Among M.S. Carriers' reasons for the Merger are the following:

         -        Swift's strength in the western United Stated and M.S.
                  Carriers' strength in the eastern United States will make for increased densities in both markets with very little customer overlap;

         - new markets will be opened as Swift's customer base in the western United States can take advantage of M.S. Carrier's capabilities in Mexico; and

         - the combined companies will have the largest ownership interest in Transplace.com, the internet-based global transportation logistics and e-procurement company.

                                     MERGER

As represented by the management of Swift and/or M.S. Carriers, or as provided in the Documents, in order to achieve the business objectives set forth above, the following transaction will occur:

(1) Merger Sub will merge with and into M.S. Carriers, with M.S. Carriers continuing as the surviving corporation. As a result of the Merger, M.S. Carriers will become a wholly owned subsidiary of Swift.

(2)      Upon consummation of the Merger, each outstanding share of M.S.
         Carriers Common Stock, issued and outstanding immediately prior to the Effective Date of the Merger, will be converted into the right to receive 1.7 shares of Swift Common Stock. No fractional shares of Swift Common Stock will be issued. In lieu of fractional shares, each holder of M.S. Carriers Common Stock who would otherwise be entitled to a fractional share of Swift Common Stock will be paid an equivalent amount in cash.
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M.S. Carriers, Inc.                                                  May 9, 2001


                                 REPRESENTATIONS

The following summarizes additional representations that have been received from the management of Swift and M.S. Carriers, as the case may be, in connection with the Merger:

(a) The Merger of Merger Sub with and into M.S. Carriers will satisfy all of the requirements for treatment as a statutory merger under applicable state law and regulations thereunder.

(b) The fair market value of the Swift Common Stock to be received by each M.S. Carriers shareholder will be approximately equal to the fair market value of M.S. Carriers Common Stock surrendered by each such shareholder in the Merger.

(c) On the date of the Merger, the fair market value of the assets of M.S. Carriers will exceed the sum of its liabilities, plus the amount of liabilities, if any, to which the assets are subject.

(d) Following the Merger, M.S. Carriers will hold at least 90 percent of the fair market value of its net assets and at least 70 percent of the fair market value of its gross assets and at least 90 percent of the fair market value of Merger Sub's net assets and at least 70 percent of the fair market value of Merger Sub's gross assets held immediately prior to the Merger. For purposes of this representation, amounts paid by M.S. Carriers or Merger Sub to shareholders who receive cash for fractional shares, amounts used by M.S. Carriers or Merger Sub to pay reorganization expenses, and all redemptions and distributions (except regular, normal dividends) made by M.S. Carriers will be included as assets of M.S. Carriers or Merger Sub, respectively, immediately prior to the Merger.

(e) Prior to the Merger, Swift will be in control of Merger Sub within the meaning of Section 368(c) of the Code.

(f) Merger Sub was formed solely for the purpose of effecting the Merger and has not conducted any business since incorporation other than matters incident to its organization and matters incident to the Merger Agreement.

(g) Following the Merger, Swift will own all of the issued and outstanding stock of M.S. Carriers. Swift will be in control of M.S. Carriers within the meaning of Section 368(c) of the Code and Swift has no plan or intention to cause M.S. Carriers to issue additional shares of stock that would result in Swift losing control of M.S. Carriers within the meaning of Section 368(c) of the Code.

(h) Prior to and in connection with the Merger, neither M.S. Carriers nor a related person (as defined in Treas. Reg. Section 1.368-1(e)(3)) will redeem or otherwise acquire M.S. Carriers stock. Prior to and in connection with the Merger, M.S. Carriers will not make an extraordinary distribution with respect to the stock of M.S. Carriers.
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M.S. Carriers, Inc.                                                  May 9, 2001


(i) The management and directors of M.S. Carriers know of no plan or intention on the part of the M.S. Carriers shareholders to sell, exchange, or otherwise dispose of the Swift Common Stock received in the Merger to Swift to a related person (as defined in Treas. Reg.
         Section 1.368-1(e)(3)).

(j) Merger Sub will have no liabilities assumed by M.S. Carriers, and will not transfer to M.S. Carriers any assets subject to liabilities in the Merger.

(k) Neither Swift, nor any person related to Swift within the meaning of Treas. Reg. Section 1.368-1(e)(3), has any plan or intention to redeem or otherwise acquire any of the Swift Common Stock to be issued in the Merger.

(l) There is no plan or intention on the part of Swift or any other person to liquidate M.S. Carriers; to merge M.S. Carriers with or into another corporation; to sell or otherwise dispose of the stock of M.S. Carriers except for transfers of stock to corporations controlled by Swift; or to cause M.S. Carriers to sell or otherwise dispose of any of its assets or of any of the assets acquired from Merger Sub, except for dispositions made in the ordinary course of business or transfers of stock or assets of M.S. Carriers to the extent permitted by Section 368(a)(2)(C) of the Code or Treas. Reg. Section 1.368-2(j)(3).

(m) Following the Merger, M.S. Carriers will continue its historic business or use a significant portion of its historic business assets in a business.

(n) M.S. Carriers, Merger Sub, Swift, and M.S. Carriers shareholders will pay their respective expenses, if any, incurred in connection with the Merger.

(o) There is no intercorporate indebtedness existing between M.S. Carriers and Swift or between M.S. Carriers and Merger Sub that was issued, acquired, or will be settled at a discount.

(p) Taking into account any fractional shares of M.S. Carriers Common Stock acquired by Swift for consideration other than Swift Common Stock, Swift will acquire at least 80% of M.S. Carriers Common Stock solely in exchange for voting shares of Swift Common Stock.

(q)      Neither Swift (nor a corporation related to Swift under Treas. Reg.
         Section 1.368-1(e)(3)) owns, or will have owned during the five year period before the Merger any shares of M.S. Carriers Common Stock.

(r) Neither Swift, Merger Sub, nor M.S. Carriers is an investment company as defined in Section 368(a)(2)(F)(iii) of the Code.

(s) M.S. Carriers is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.
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M.S. Carriers, Inc.                                                  May 9, 2001


(t) None of the compensation received by any shareholder-employees of M.S. Carriers will be separate consideration for, or allocable to, any of their shares of M.S. Carriers Common Stock; none of the shares of Swift Common Stock will be received by any shareholder-employees of M.S. Carriers except in their capacity as shareholders of M.S. Carriers; and the compensation paid to any shareholder-employees of M.S. Carriers will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's length for similar services.

(u) The business purposes for the Merger are as described in the Form S-4 filed by Swift with the Securities and Exchange Commission to register the shares of Swift Common Stock to be issued in the Merger.

(v) The payment of cash in lieu of fractional shares of Swift Common Stock does not represent separately bargained for consideration and is solely for the purpose of avoiding the expense and inconvenience to Swift of issuing fractional shares. The fractional share interest of each M.S. Carriers shareholder will be aggregated and no M.S. Carriers stockholder will receive cash in an amount equal to or greater than one
         (1) full share of Swift Common Stock at the time of the Merger.

                         FEDERAL INCOME TAX CONSEQUENCES

Based upon our review and examination of the contents of the Documents, and based upon the facts and representations provided by the management of Swift and M.S. Carriers, we are of the opinion that the following federal income tax consequences will result from the Merger:

(1) The Merger will constitute a "reorganization" within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E), and Swift, Merger Sub, and M.S. Carriers will each be a "party to a reorganization" within the meaning of Section 368(b).

(2) Neither M.S. Carriers, Merger Sub, nor Swift will recognize gain or loss as a result of the Merger. Sections 361(a) and 1032.

(3) No gain or loss will be recognized by a shareholder of M.S. Carriers Common Stock who receives solely shares of Swift Common Stock in the Merger. Section 354(a)(1).

(4) The aggregate tax basis of the Swift Common Stock (including any cash in lieu of fractional shares to which the shareholder would otherwise be entitled) received by each holder of M.S. Carriers Common Stock in the Merger will be the same as the aggregate tax basis of the M.S. Carriers Common Stock surrendered in the exchange. Section 358(a).

(5) The holding period of the Swift Common Stock received by each M.S. Carriers shareholder in the Merger will include the period for which the M.S. Carriers Common Stock surrendered was held, provided that the M.S. Carriers Common Stock so
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M.S. Carriers, Inc.                                                  May 9, 2001


         surrendered was held as a capital asset at the time of the Merger.
         Section 1223(1).

(6) Cash payments received by M.S. Carriers Common Stock shareholders in lieu of fractional shares will be treated as if fractional shares of Swift Common Stock were issued in the Merger and then redeemed by Swift. The cash in lieu of fractional shares received by a Swift shareholder will be treated on a shareholder-by-shareholder basis as either a distribution in exchange for stock or as a dividend. Section
         302. (See Rev. Rul. 66-365, 1966-2 C.B. 116 and Rev. Proc. 77-41,
         1977-2 C.B. 574).

(7) The exchange of M.S. Stock Options for Swift Stock Options, to be determined in accordance with the Merger Agreement and subject to the provisions of the governing plans, will not cause M.S. Carriers Stock Option holders to recognize taxable income at the date of the exchange.

                                SCOPE OF OPINION

The scope of this opinion is expressly limited solely to the federal income tax issues specifically addressed in (1) through (6) in the section entitled "FEDERAL INCOME TAX CONSEQUENCES" above. Specifically, our analysis has not been requested, and we have made no determination nor expressed any views concerning any other issues, including, but not limited to, any state and local, foreign, consolidated return, employee benefit, I.R.C. Section 280G "excess parachute" and I.R.C. Section 382 issues, or alternative minimum tax consequences to the parties to this transaction. Further, no opinion is expressed as to: (i) the qualification of the Merger as a statutory merger under state law; and (ii) any valuation issues which may arise in connection with the Merger.

Our opinion, as stated above, is based upon our analysis of the Internal Revenue Code of 1986, as amended, the Treasury Regulations, current case law, and published Internal Revenue Service authorities. The foregoing are subject to change, and such change may be retroactively effective. No assurance can be provided as to the effect of any such change upon our analysis. In addition, our analysis is based on the information contained in the Documents. Any variation or differences in the Documents may affect our analysis, perhaps in an adverse manner. We have undertaken no obligation to update this letter for changes in facts or law occurring subsequent to the date hereof.

This letter represents our views as to the interpretation of existing tax law and is not binding on the Internal Revenue Service or the courts. No assurance can be given that, if the matter were contested, the Internal Revenue Service or a court would agree with this analysis.
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M.S. Carriers, Inc.                                                  May 9, 2001


We hereby consent to the filing of this opinion letter as an exhibit to the registration statement and to the reference to Ernst & Young in the joint proxy statement/prospectus constituting a part of the registration statement.

                                              Very truly yours,

                                              /s/ Ernst & Young LLP